Exhibit 99.1

NEWS RELEASE

OLYMPUS RESUMES TOLL TREATMENT OF PHUOC SON HIGH–GRADE

Toronto, September 23, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus")

Mr. David Seton, Chairman, and Chief Executive Officer of Olympus, is pleased to announce that the Company received a renewed trucking permit from the Quang Nam People’s Committee to toll treat high-grade ore from the Phuoc Son Gold Mine through their Bong Mieu Gold plant until the end of 2010. Toll treating Phuoc Son ore will allow Olympus to maximize gold production while simultaneously constructing its second gold processing plant at Phuoc Son scheduled for completion in the fourth quarter 2010 raising combined annualized production to 80,000 ounces by year- end 2010.

Olympus is positioned to further expand gold production in Vietnam from its core properties, Bong Mieu and Phuoc Son and has established a production time line that increases the Company’s annualized production to 115,000 ounces gold by early 2012. The Company is also investigating further expansion in the S E Asian region.

Olympus expects third quarter production to be lower at Bong Mieu compared to its second quarter; the temporary suspension of trucking didn’t allow the Company to transport Phuoc Son high-grade ore resulting in lower ore grades being processed at Bong Mieu.  While negotiating the new trucking permit the Company stock piled 12,000 tonnes averaging 17g/t gold and expects to process this stock feed over the next quarter returning the Company to a cash flow positive position.

Olympus is a gold exploration and production company employing some 480 employees of which 90% are Vietnamese. Once the Phuoc Son Gold Plant is fully completed, the Company will employ approximately 800-900 workers offering good wages and benefits in the safest possible work environment. The Company believes in Corporate Social Responsibility and cares about the employees and the people who live and work around the mining operations. The Company has contributed to the community in many ways; road improvements, Clean water project (supplies clean water to 500 households) Women Wellness Programs, Agricultural Sustainability Programs, Academic Scholarships, Assistance for Minority Groups, Houses for the Poor and donations to various sport programs.

Olympus is an equal opportunity employer operating two gold mines in central Vietnam near the port city of Da Nang. The Company is a major employer in the area injecting some 20 million USD into the local economy during 2008.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.